Exhibit 10.1

LICENSE AND TECHNOLOGY ACCESS AGREEMENT

This LICENSE AND TECHNOLOGY ACCESS AGREEMENT (this “Agreement”), dated as of March 24, 2022 (the “Effective Date”), is entered into by and between Boyalife Genomics Tianjin Ltd., a corporation organized and existing under the laws of People’s Republic of China and having a place of business at 3 Haitong Street, Building A, Tianjin 300457, China (“BGTJ”), and ThermoGenesis Holdings, Inc., a corporation organized and existing under the laws of Delaware having a place of business at 2711 Citrus Road, Rancho Cordova, California 95742, USA (“ThermoGenesis”). BGTJ and ThermoGenesis are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, BGTJ is involved in the development of a broad range of cell-based therapeutics and cellular manufacturing;

WHEREAS, BGTJ develops, owns or otherwise controls certain intellectual property relating to the BGTJ Manufacturing Technology and the use of the BGTJ Manufacturing Technology in the manufacture of various clinical grade and non-clinical grade cell therapy products;

WHEREAS, ThermoGenesis is a pioneer and market leader in the development and commercialization of automated cell processing technologies and medical devices for the cell and gene therapy field; and

WHEREAS, BGTJ desires to grant a license to ThermoGenesis, and ThermoGenesis desires to receive a license from BGTJ, under the BGTJ Manufacturing Technology such that ThermoGenesis may use the BGTJ Manufacturing Technology to Develop, Manufacture and Commercialize ThermoGenesis Products and ThermoGenesis Services in the Field in the Territory, as more fully described in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.            DEFINITIONS

Unless specifically set forth to the contrary herein, the following terms, whether used in the singular or plural, will have the respective meanings set forth below:

1.1.    “Accounting Standards” means IFRS or GAAP, as applicable, with respect to ThermoGenesis and its Sublicensees, in each case, as generally and consistently applied throughout such Person’s organization. ThermoGenesis will promptly notify BGTJ in the event that ThermoGenesis or any of its Sublicensees changes the Accounting Standards pursuant to which its records are maintained; provided, however, that ThermoGenesis and each Sublicensee may only use internationally recognized accounting principles (e.g., IFRS, GAAP, etc.).

1.2.    “Acquiree” has the meaning set forth in Section 1.25.

1.3.    “Acquirer” means, collectively, the Third Party referenced in the definition of Change of Control and such Third Party’s Affiliates, other than the applicable Party in the definition of Change of Control and such Party’s Affiliates, determined as of immediately prior to the closing of such Change of Control.

1.4.    “Affiliate” means, with respect to a Person, any other Person that controls, is controlled by, or is under common control with such Person at the time of such determination. For purposes of this Agreement, a Person will be deemed to control another Person if it owns or controls, directly or indirectly, more than fifty percent (50%) of the equity securities of such other Person entitled to vote in the election of directors (or, in the case that such other Person is not a corporation, for the election of the corresponding managing authority), or otherwise has the power to direct the management and policies of such other Person. The Parties acknowledge that in the case of certain entities organized under the laws of certain countries outside the United States, the maximum percentage ownership permitted by law for a foreign investor may be less than fifty percent (50%), and that in such case such lower percentage will be substituted in the preceding sentence, provided that such foreign investor has the power to direct the management and policies of such entity. For clarity, a Person may be or become an Affiliate of another Person and may cease to be an Affiliate of such Person, in each case, during the term of this Agreement.

1.5.    “Annual Net Sales” means Net Sales recorded in a given Calendar Year.

1.6.    “Auditor” has the meaning set forth in Section 4.5.3.2.

1.7.    “Bankrupt Party” has the meaning set forth in Section 3.3.

1.8.    “Bankruptcy Code” has the meaning set forth in Section 10.4.

1.9.    “BGTJ Indemnitees” has the meaning set forth in Section 7.1.

1.10.    “BGTJ Manufacturing Know-How” means all Know-How that (a) is Controlled by BGTJ as of the Effective Date or (b) come into BGTJ’s Control during the Term, including but not limited to, proprietary processing methods, enzyme or enzyme mixture, and proprietary media cocktails, cell purification and expansion methods, cell cryopreservation and shipping methodologies, quality measurements, in each case ((a) and (b)), to the extent that such Know-How is necessary or reasonably useful for cell manufacturing service for clinical grade and non-clinical grade cell therapy products.

1.11.    “BGTJ Manufacturing Patents” means all Patents that (a) are Controlled by BGTJ as of the Effective Date or (b) come into BGTJ’s Control during the Term, in each case (a) and (b), to the extent such Patents Cover the BGTJ Manufacturing Know-How.

1.12.    “BGTJ Manufacturing Technology” means (a) BGTJ Manufacturing Know-How and (b) BGTJ Manufacturing Patents.

1.13.     “BLA” means (a) Biologics License Application pursuant to the FD&C Act and PHSA and the regulations promulgated thereunder, (b) a Marketing Authorization Application in the EU, or (c) any equivalent or comparable application, registration or certification in any other country or region.

1.14.    “Business Day” means a day other than a Saturday, Sunday or a bank or other public holiday in California, United States or Shanghai, China.

1.15.    “Calendar Quarter” means the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31 of each Calendar Year.

1.16.    “Calendar Year” means each successive period of twelve (12) months commencing on January 1 and ending on December 31; provided that the first Calendar Year of the Term will commence on the Effective Date and end on the first occurrence of December 31 during the Term.

1.17.    “Challenging Party” has the meaning set forth in Section 8.7.

1.18.     “Change of Control” means, with respect to a Party, (a) a merger or consolidation of such Party with a Third Party that results in the voting securities of such Party outstanding immediately prior thereto, or any securities into which such voting securities have been converted or exchanged, ceasing to represent at least fifty percent (50%) of the combined voting power of the surviving entity or the parent of the surviving entity immediately after such merger or consolidation, (b) a transaction or series of related transactions in which a Third Party, together with its Affiliates, becomes the direct or indirect beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities of such Party, or (c) the sale or other transfer to a Third Party of all or substantially all of such Party’s and its controlled Affiliates’ assets. Notwithstanding the foregoing, any transaction or series of transactions effected for the primary purpose of financing the operations of the applicable Party or changing the form or jurisdiction of organization of such Party will not be deemed a “Change of Control” for purposes of this Agreement.

1.19.    “Clinical Study” means a clinical study (including a non‑interventional study) in humans to obtain information regarding a product, including information relating to the safety, tolerability, pharmacological activity, pharmacokinetics, dose ranging or efficacy of the product.

1.20.    “Combination Product” means a ThermoGenesis Product that contains one or more additional agents having a meaningful therapeutic effect (whether coformulated or copackaged) other than the ThermoGenesis Product. For the avoidance of doubt, equipment used to administer a ThermoGenesis Product will not be deemed an “additional agent having a meaningful therapeutic effect” for the purposes of the definition of “Combination Product”.

1.21.    “Commercialization” or “Commercialize” means any and all activities directed to marketing, promoting, distributing, importing, exporting, using, offering to sell or selling a product or service, as applicable.

1.22.    “Commercially Reasonable Efforts” means, with respect to a Party’s obligations that relate to the achievement of an objective, the use of reasonable, diligent and good faith efforts and resources (including use and expenditure of resources) as normally used by similarly situated companies in the Field for the achievement of the same or a similar objective on a timely basis for the same or similar circumstances. To the extent applicable, such circumstances shall include such company’s similarly situated therapeutic products, which products are at a similar stage of development and with similar commercial potential, taking into account all relevant factors, including safety, tolerability, and efficacy, product profile, the proprietary position, the then-current competitive environment and the likely timing of market entry, the regulatory environment and status, and other relevant scientific, technical and commercial factors. To the extent applicable, Commercially Reasonable Efforts will be determined on a market‑by‑market basis for a particular product, and it is anticipated that the level of effort will be different for different markets, and will change over time, reflecting changes in the status of the product and the market(s) involved.

1.23.    “Confidential Information” means any and all confidential or proprietary Materials, information and data, and all other scientific, pre‑clinical, clinical, regulatory, manufacturing, marketing, financial and commercial information or data, whether communicated in writing or orally or by any other method, which is or has been provided by one Party to the other Party in connection with this Agreement.

1.24.    “Consultation Period” means the period of time from the Effective Date until the tenth (10th) anniversary thereof.

1.25.    “Control” means, with respect to any Patents or Know‑How, the possession (whether by ownership, license or sublicense, other than by a license, sublicense or other right granted (but not assignment) pursuant to this Agreement) by a Party of the ability to assign or grant to the other Party the licenses, sublicenses or rights to access and use such Patents or Know‑How as provided for in this Agreement, without (a) violating the terms of any agreement or other arrangement with any Third Party in existence as of the time such Party would be required hereunder to grant such license, sublicense, or rights of access and use and (b) paying any consideration to any Third Party. Further notwithstanding anything in this Agreement to the contrary, BGTJ will be deemed not to Control any Patents or Know‑How that are owned or in‑licensed by an Acquirer or Person acquired by BGTJ (“Acquiree”) except (i) with respect to any such Patents or Know‑How arising from active participation by employees or consultants of the Acquirer or Acquiree in the performance of this Agreement after such Change of Control and (ii) to the extent that any such Patents or Know‑How are used in the performance of this Agreement by or on behalf of BGTJ after such Change of Control.

1.26.    “Cover”, “Covering” or “Covered” with respect to a product, means that, but for a license granted to a Person under a claim included in a Patent, the Manufacture, use, sale, offer for sale or importation of such product, in the relevant field and territory by or on behalf of such Person would infringe such claim, where the reference to “claim” in this definition includes the claims of any pending patent application as if issued.

1.27.    “Develop” and “Development” means any and all activities related to the design, research, discovery, generation, identification, profiling, characterization, production, process development, testing method development, pre‑clinical development or non‑clinical or pre‑clinical studies, and clinical drug development activities conducted before or after obtaining Regulatory Approval that are reasonably related to or leading to the development, preparation, or submission of data and information to a Regulatory Authority for the purpose of obtaining, supporting or expanding Regulatory Approval, including all activities related to design and conduct of Clinical Studies, regulatory affairs, statistical analysis, report writing, and regulatory filing creation and submission (including the services of outside advisors and consultants in connection therewith).

1.28.    “Disputes” has the meaning set forth in Section 11.3.1.

1.29.    “Dollars” or “$” means the legal tender of the United States of America.

1.30.    “Effective Date” has the meaning set forth in the preamble to this Agreement.

1.31.    “EU” means the countries comprising the European Union as it may be constituted from time to time, together with those additional countries included in the European Economic Area as it may be constituted from time to time, and any successors to, or new countries created from, any of the foregoing and the United Kingdom.

1.32.    “Executive Officer” means, for BGTJ, its Chief Executive Officer or another senior executive designee with responsibilities and seniority comparable thereto, and for ThermoGenesis, its Chief Executive Officer or another senior executive designee with responsibilities and seniority comparable thereto; provided that any of the foregoing individuals may designate the Chief Financial Officer as his/her designee for finance-related matters. In the event that the position of any of the officers identified in this Section 1.32 no longer exists due to a Change of Control, corporate reorganization, corporate restructuring or the like that results in the elimination of the identified position, the applicable officer will be replaced with another executive officer with responsibilities and seniority comparable to the eliminated officer.

1.33.    “Exploit” or “Exploitation” means to research, Develop, Manufacture, Commercialize, register, import, export, have made, use, and have used.

1.34.    “FDA” means the United States Food and Drug Administration or any successor agency thereto.

1.35.    “FD&C Act” means the United States Federal Food, Drug, and Cosmetic Act, as amended.

1.36.    “Field” means the performance of cell manufacturing services for Third Parties for various clinical grade and non-clinical grade cell therapy products.

1.37.    “First Commercial Sale” means the first sale for monetary value of a ThermoGenesis Product or Thermogenesis Service to a Third Party by ThermoGenesis or any of its Sublicensees.

1.38.    “GAAP” means generally accepted accounting principles as practiced in the United States, as consistently applied.

1.39.    “Governmental Authority” means any applicable government authority, court, tribunal, arbitrator, agency, department, legislative body, commission or other instrumentality of (a) any government of any country or territory, (b) any nation, state, province, county, city or other political subdivision thereof, or (c) any supranational body.

1.40.    “IFRS” means International Financial Reporting Standards, as consistently applied.

1.41.    “Indemnified Party” has the meaning set forth in Section 7.3.

1.42.    “Jointly-Owned Improvement Know-How” means any and all improvements, enhancements, or modifications, and all intellectual property rights therein, whether or not patented or patentable, that are first discovered, produced, developed, conceived, or reduced to practice by or on behalf of ThermoGenesis or any Sublicensees, whether solely or jointly, during the Term and that are based on the BGTJ Manufacturing Technology.

1.43.    “Jointly-Owned Improvement Patents” means all Patents owned by the Parties that Cover the Jointly-Owned Improvement Know-How.

1.44.    “Jointly-Owned Improvements” means (a) Jointly-Owned Improvement Know-How and (b) Jointly-Owned Improvement Patents.

1.45.    “JRA Exception” has the meaning set forth in Section 8.1.2.

1.46.    “Know-How” means all commercial, technical, scientific and other know‑how and information, trade secrets, knowledge, technology, methods, processes, practices, formulae, instructions, skills, techniques, procedures, experiences, ideas, technical assistance, designs, drawings, assembly procedures, computer programs, specifications, data and results (including biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, preclinical, clinical, safety, manufacturing and quality control data and know‑how, including regulatory data, study designs and protocols), and Materials, in all cases, whether or not confidential, proprietary, patented or patentable, in written, electronic or any other form now known or hereafter developed.

1.47.    “Laws” means all applicable laws, statutes, rules, regulations, orders, judgments, injunctions, ordinances or other pronouncements having the binding effect of law of any Governmental Authority, including if either Party is or becomes subject to a legal obligation to a Regulatory Authority or other Governmental Authority (such as a corporate integrity agreement or settlement agreement with a Governmental Authority).

1.48.    “Losses” has the meaning set forth in Section 7.1.

1.49.    “Manufacturing” or “Manufacture” means all activities related to the manufacture of ThermoGenesis Products or manufacturing in connection with ThermoGenesis Services by or on behalf of ThermoGenesis, including process development activities, manufacturing supplies for Development or Commercialization, packaging, in‑process and finished product testing, release of product or any component or ingredient thereof, quality assurance and quality control activities related to manufacturing and release of product, ongoing stability tests, storage, shipment, and regulatory activities related to any of the foregoing.

1.50.    “Materials” means all tangible compositions of matter, devices, articles of manufacture, assays, biological, chemical or physical materials and other similar materials.

1.51.    “Net Sales” means, with respect to ThermoGenesis Products or ThermoGenesis Services, the gross amount invoiced for all sales of such ThermoGenesis Products or ThermoGenesis Services by ThermoGenesis or any of its Sublicensees (each, a “Selling Party”) to a Third Party (other than another Selling Party), less the following deductions actually incurred or paid or otherwise accrued, allowed, reserved or allocated in accordance with Accounting Standards consistently applied and reported in ThermoGenesis’s financial statements:

(a)         normal and customary trade, cash and quantity discounts, allowances and credits for such ThermoGenesis Products or ThermoGenesis Services;

(b)        fees paid, reserves, and allowances to distributors and discounts (including cash, quantity and patient program discounts), charge-back payments, rebates and similar payments granted to customers, wholesalers, distributors, buying groups, retailers, health care insurance carriers, pharmacy benefit management companies, health maintenance organizations, managed health care organizations or to federal, state and local governments, their agencies, and purchasers and reimbursers or to trade customers;

(c)         credits, reimbursement, or allowances issued for price adjustments (including retroactive price adjustments), damaged goods, spoiled product, claims, recalls, rejections or returns of such ThermoGenesis Products or ThermoGenesis Services, including such ThermoGenesis Products or ThermoGenesis Services returned in connection with withdrawals or not accepted by customers;

(d)          customer freight expenses, including transportation costs, and insurance, to the extent it is not charged to or reimbursed by the customer; and

(e)         taxes, tariffs, or duties levied on, absorbed or otherwise imposed on the sale of such ThermoGenesis Products or ThermoGenesis Services, including, but not limited to, value-added taxes, customs duties of import drug raw materials and/or substances, consumption and similar taxes, or other governmental charges otherwise imposed upon the sale transportation, delivery, or use of ThermoGenesis Products or ThermoGenesis Services by ThermoGenesis, its Affiliates, or its sublicensees, as adjusted for rebates and refunds, to the extent not paid by the Third Party. Sales and other transfer of ThermoGenesis Products between Selling Parties and any dispositions of any ThermoGenesis Products for pre-clinical or clinical testing required in connection with obtaining Regulatory Approval of any ThermoGenesis Products will not give rise to Net Sales.

Net Sales will be accounted for in accordance with GAAP.

In the case of any sale or other disposal of a ThermoGenesis Product between or among ThermoGenesis and any of its Affiliates for resale, Net Sales will be calculated only on the value charged or invoiced on the first arm’s‑length sale thereafter to a Third Party (other than a Sublicensee, but including wholesalers and distributors). In the case of any sale that is not invoiced or is delivered before invoice, Net Sales will be calculated at the time all of the revenue recognition criteria under the Selling Party’s Accounting Standards are met. In the case of any sale or other disposal of the ThermoGenesis Product for value other than in an arm’s length transaction exclusively for cash, such as barter or counter‑trade, Net Sales will be calculated on the value of the non‑cash consideration received of such ThermoGenesis Product(s) in the country of sale or disposal. In addition, in the case of any sale to a distributor or other Third Party other than in an arm’s length transaction or in a transaction under which ThermoGenesis or any of its Affiliates receives cash consideration other than or in addition to that metered on units of ThermoGenesis Product, then for purposes of the calculation of Net Sales associated with such transaction, all amounts paid and other value provided by the distributor or other Third Party to ThermoGenesis or such Affiliate will be equitably apportioned between the purchased units of ThermoGenesis Product and any other products or services provided by ThermoGenesis or such Affiliate to the distributor or other Third Party and the amount apportioned to units of ThermoGenesis Product will be included in the calculation of Net Sales. ThermoGenesis will promptly deliver to BGTJ a written report setting forth such apportionment. In the event BGTJ disagrees with such apportionment, BGTJ will so notify ThermoGenesis and the Parties will meet to discuss and resolve such disagreement in good faith.

Notwithstanding the foregoing, the following will not be included in Net Sales: (i) sales between or among ThermoGenesis and its Affiliates (but Net Sales will include sales to the first Third Party (other than a Sublicensee, but including wholesalers and distributors) by ThermoGenesis or its Affiliates); (ii) samples of ThermoGenesis Product used to promote additional Net Sales, in amounts consistent with normal business practices of the Selling Party; and (iii) disposal or use of ThermoGenesis Products in Clinical Studies or under compassionate use, patient assistance, or non‑registrational studies or other similar programs or studies where the ThermoGenesis Product is supplied without charge.

Where a ThermoGenesis Product is sold as part of a Combination Product, the Net Sales applicable to such transaction will be calculated by multiplying the total Net Sales of such combined product by the fraction A/(A+B), where A is the sale price of the ThermoGenesis Product portion of such Combination Product when sold separately and B is the sale price of the other active ingredient(s) in such Combination Product when sold separately; provided, however, that if the ThermoGenesis Product portion of such Combination Product or any of the other active ingredients in such Combination Product is not then sold separately, then Net Sales for purposes of determining royalty payments will be agreed upon by the Parties based on the relative value contributed by each component, such agreement not to be unreasonably withheld, conditioned or delayed.

If “A” or “B” cannot be determined by reference to non‑Combination Product sales as described above, then Net Sales will be calculated as above, but the sale price in the above equation will be determined by mutual agreement reached in good faith by the Parties prior to the end of the accounting period in question based on an equitable method of determining the same that takes into account, in the applicable country, variations in dosage units and the relative fair market value of each therapeutically-active component in the Combination Product. If the Parties are unable to reach such an agreement prior to the end of the applicable accounting period, the Parties will refer such matter to a jointly selected Third Party with expertise in the pricing of biologic products that is not, and has not in the past five (5) years been, an employee, consultant, legal advisor, officer, director or stockholder of, and does not have any conflict of interest with respect to, either Party for resolution.

1.52.    “Non-Bankrupt Party” has the meaning set forth in Section 3.3.

1.53.    “Non-Confidential Know-How” has the meaning set forth in Section 3.4.

1.54.    “Patent” means all patents and patent applications and all substitutions, divisions, continuations, continuations‑in‑part, any patent issued with respect to any such patent applications, any reissue, reexamination, utility models or designs, renewal or extension (including any supplementary protection certificate) of any such patent, and any confirmation patent or registration patent or patent of addition based on any such patent, and all counterparts thereof in any country.

1.55.    “Patent Challenge” has the meaning set forth in Section 8.7.

1.56.    “Person” means any natural person, corporation, unincorporated organization, partnership, association, sole proprietorship, joint stock company, joint venture, limited liability company, trust or government, or Governmental Authority, or any other similar entity.

1.57.    “PHSA” means the United States Public Health Service Act, as amended.

1.58.    “Prosecution and Maintenance” means, with regard to a particular Patent, the preparation, filing, prosecution and maintenance of such Patent, as well as re‑examinations, reissues and the like with respect to that Patent, together with the conduct of interferences, the defense of oppositions and other similar proceedings with respect to that Patent.

1.59.    “Regulatory Approval” means all approvals by Regulatory Authorities necessary for the manufacture, marketing, importation and sale of a product for one or more indications in a country or regulatory jurisdiction, which may include satisfaction of all applicable regulatory and notification requirements, including all INDs, BLAs, and CTAs.

1.60.    “Regulatory Authority” means any Governmental Authority involved in granting approvals for the Development, Manufacturing, or Commercialization of ThermoGenesis Products or ThermoGenesis Services, including the FDA, the European Medicines Agency, the European Commission, the Japanese Ministry of Health, Labour and Welfare and the Pharmaceuticals and Medical Devices Agency in Japan.

1.61.    “Royalty Term” has the meaning set forth in Section 4.3.1.

1.62.    “Selling Party” has the meaning set forth in Section 1.51.

1.63.    “Sublicensee” has the meaning set forth in Section 3.2.1.

1.64.    “Term” has the meaning set forth in Section 10.1.

1.65.    “Territory” means the United States of America.

1.66.    “ThermoGenesis Indemnitees” has the meaning set forth in Section 7.2.

1.67.     “ThermoGenesis Product” means any product Developed or Manufactured by or on behalf of ThermoGenesis during the Term (a) that is Covered by a Valid Patent Claim of the BGTJ Manufacturing Patents in the country of Manufacture, sale, offer for sale, or use of such ThermoGenesis Product; or (b) that Exploits any BGTJ Manufacturing Know-How.

1.68.    “ThermoGenesis Service” means any service provided by or on behalf of ThermoGenesis during the Term (a) that is Covered by a Valid Patent Claim of the BGTJ Manufacturing Patents in the country of the service; or (b) that Exploits any BGTJ Manufacturing Know-How.

1.69.     “Third Party” means any Person other than ThermoGenesis, BGTJ or their respective Affiliates.

1.70.    “Trademark” means any trademark, trade name, service mark, service name, brand, domain name, trade dress, logo, slogan or other indicia of origin or ownership, including the goodwill and activities associated with each of the foregoing.

1.71.    “United States” or “U.S.” means the United States of America and its territories, possessions and commonwealths.

1.72.    “Valid Patent Claim” means any issued claim in any unexpired Patent within the BGTJ Manufacturing Patents that has not lapsed or been dedicated to the public, withdrawn, cancelled, abandoned, disclaimed, revoked or held unpatentable, unenforceable or invalid by a decision of a court or government agency of competent jurisdiction that is final and unappealable or by an appealed decision of a court or other governmental agency of competent jurisdiction where the appeal has been pending for more than two years (unless and until such decision is subsequently overturned on appeal) and which claim has not been abandoned, disclaimed, denied, or admitted to be invalid or unenforceable through reissue, re-examination or disclaimer or otherwise.

2.            CERTAIN ACTIVITIES

2.1.    Technology Transfer. BGTJ shall promptly after the Effective Date, and at other times as may be agreed by the Parties, provide a transfer of the BGTJ Manufacturing Technology to ThermoGenesis, in a manner that is agreed upon by the Parties.

2.2.    Diligence. ThermoGenesis will use Commercially Reasonable Efforts, through itself or its Sublicensees, to Develop and Commercialize ThermoGenesis Products or ThermoGenesis Services in the Field in the Territory.

2.3.   Development. ThermoGenesis will have sole responsibility for conducting or having conducted Development of the ThermoGenesis Products or ThermoGenesis Services in the Field in the Territory. ThermoGenesis will bear one hundred percent (100%) of the costs incurred in connection with activities under this Section 2.3.

2.4.    Regulatory Filings and Interactions. To the extent applicable, ThermoGenesis will have sole responsibility for all regulatory matters relating to ThermoGenesis Products or ThermoGenesis Services. ThermoGenesis will bear one hundred percent (100%) of the costs incurred in connection with activities under this Section 2.4.

2.5.    Manufacturing. ThermoGenesis will have sole responsibility for conducting or having conducted all Manufacturing activities with respect to ThermoGenesis Products or ThermoGenesis Services in the Field in the Territory. ThermoGenesis will bear one hundred percent (100%) of the costs incurred in connection with activities under this Section 2.5.

2.6.    Commercialization. ThermoGenesis will have sole responsibility for conducting or having conducted all Commercialization activities with respect to ThermoGenesis Products or ThermoGenesis Services in the Field in the Territory. ThermoGenesis will bear one hundred percent (100%) of the costs incurred in connection with activities under this Section 2.6.

2.7.    Reports; Records.

2.7.1.    ThermoGenesis Reports.

2.7.1.1.    During the Term of this Agreement, ThermoGenesis will periodically provide to BGTJ, on a Calendar Quarter basis, or more frequently as reasonably requested by BGTJ, written reports or presentations regarding all information relating to Jointly-Owned Improvements.

2.7.1.2.    Any reports, presentations, or additional information provided by ThermoGenesis under this Section 2.7 shall be deemed the Confidential Information of ThermoGenesis.

2.7.2.    ThermoGenesis will maintain scientific records, in sufficient detail and in sound scientific manner appropriate for Patent purposes.

3.            LICENSE GRANTS AND OTHER GRANTS OF RIGHTS

3.1.    License Grant to ThermoGenesis. Subject to the terms and conditions of this Agreement, BGTJ hereby grants to ThermoGenesis a royalty-bearing, non‑transferable (except as provided in Section 11.1), sublicensable (solely as provided in Section 3.2) exclusive license under the BGTJ Manufacturing Technology to Exploit ThermoGenesis Products or ThermoGenesis Services in the Field in the Territory; provided, however, that BGTJ reserves the right to Exploit the BGTJ Manufacturing Technology in the Territory solely for use by BGTJ or its Affiliates to provide products and services to Third Parties. For the avoidance of doubt, BGTJ and its Affiliates shall not have the right during the Term to grant a license under the BGTJ Manufacturing Technology to a Third Party in the Field in the Territory.

3.2.    Sublicensing.

3.2.1.    Right to Sublicense. The license granted pursuant to Section 3.1 is sublicensable by ThermoGenesis to any Affiliates of ThermoGenesis that are subsidiaries thereof (such sublicensed Affiliate being a “Sublicensee”) without prior consent by BGTJ; provided that any such sublicense must comply with the applicable provisions of this Section 3.2 (including Section 3.2.2).

3.2.2.    Conditions. Each sublicense granted by ThermoGenesis pursuant to Section 3.2.1, will be pursuant to a written agreement, and ThermoGenesis will provide BGTJ with a fully executed copy of any such agreement (redacted as necessary to protect confidential or commercially sensitive information that is not necessary for BGTJ to determine ThermoGenesis’s compliance with this Agreement) reflecting any such sublicense promptly after the execution thereof. No Sublicensee may grant additional sublicenses of the license granted pursuant to Section 3.1. Each written agreement that contains a sublicense of the license granted pursuant to Section 3.1 will contain provisions necessary for ThermoGenesis to comply with its obligations under this Agreement. ThermoGenesis assumes full responsibility, and will remain primarily responsible, for causing the performance of all obligations of each of its Sublicensees and will itself pay and account to BGTJ for all payments due under this Agreement by reason of operation of any such sublicense. Each written agreement that contains a sublicense must be consistent with, and require the Sublicensee to meet, all applicable obligations and requirements of this Agreement.

3.3.    Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by a Party to the other are and will otherwise be deemed to be, for purposes of Section 365(n) of the Bankruptcy Code, licenses of right to “intellectual property” as defined under Section 101 of the Bankruptcy Code. The Parties agree that the Parties and their respective Sublicensees and sublicensees, as Sublicensees and sublicensees of such rights under this Agreement, will retain and may fully exercise all of their rights and elections under the Bankruptcy Code and any foreign counterpart thereto. The Parties further agree that upon commencement of a bankruptcy proceeding by or against a Party (the “Bankrupt Party”) under the Bankruptcy Code, the other Party (the “Non‑Bankrupt Party”) will be entitled to a complete duplicate of, or complete access to (as the Non‑Bankrupt Party deems appropriate), all such intellectual property and all embodiments of such intellectual property. Such intellectual property and all embodiments of such intellectual property will be promptly delivered to the Non‑Bankrupt Party (a) upon any such commencement of a bankruptcy proceeding and upon written request by the Non‑Bankrupt Party, unless the Bankrupt Party elects to continue to perform all of its obligations under this Agreement, or (b) if not delivered under (a) above, upon the rejection of this Agreement by or on behalf of the Bankrupt Party and upon written request by the Non‑Bankrupt Party. The Bankrupt Party (in any capacity, including debtor‑in‑possession) and its successors and assigns (including any trustee) agree not to interfere with the exercise by the Non‑Bankrupt Party of its rights and licenses to such intellectual property (including Know-How) and such embodiments of intellectual property in accordance with this Agreement, and agrees to assist the Non‑Bankrupt Party in obtaining such intellectual property and such embodiments of intellectual property in the possession or control of Third Parties as are reasonably necessary or desirable for the Non‑Bankrupt Party to exercise such rights and licenses in accordance with this Agreement. The foregoing provisions are without prejudice to any rights the Non‑Bankrupt Party may have arising under the Bankruptcy Code or other Laws.

3.4.    Publicly Available Know-How. In the event any of the Know-How included in the BGTJ Manufacturing Know-How is or becomes within the exceptions with regard to Confidential Information set forth in Section 5.1.1(a) through and including Section 5.1.1(d) (such Know-How, “Non-Confidential Know-How”), then ThermoGenesis and its Affiliates may freely use such Non-Confidential Know-How without being subject to any restrictions or obligations with respect thereto under this Agreement. For the avoidance of doubt, ThermoGenesis and its Affiliates shall be in the same position as the public with regard to such Non-Confidential Know-How and shall not be subjected under this Agreement to any restrictions or obligations with respect thereto.

3.5.    No Other Rights. Except as otherwise expressly provided in this Agreement, under no circumstances will a Party or any of its Affiliates, as a result of this Agreement, obtain any ownership interest, license or other right in or to any Know‑How, Patents or other intellectual property rights of the other Party, including tangible or intangible items owned, controlled or developed by the other Party, or provided by the other Party to the receiving Party at any time, pursuant to this Agreement. Neither Party nor any of its Affiliates will use or practice any Know‑How or Patents licensed or provided to such Party or any of its Affiliates outside the scope of or otherwise not in compliance with the rights and licenses granted to such Party and its Affiliates under this Agreement.

4.             PAYMENTS

4.1.    Upfront Compensation. In partial consideration for the rights under this Agreement and a reduction in the royalty, no later than ten (10) Business Days after the Effective Date, ThermoGenesis will transfer its 8.63% minority equity ownership in ImmuneCyte Inc., to BGTJ or its designated party. This compensation is non-refundable and non-creditable.

4.2.    Royalties. During the applicable Royalty Term and subject to Section 4.3, ThermoGenesis will make non‑refundable, non‑creditable royalty payments to BGTJ based on aggregate Annual Net Sales of ThermoGenesis Products or ThermoGenesis Services by ThermoGenesis and its Sublicensees at the royalty rates in the table set forth below:

ThermoGenesis Product or ThermoGenesis Service Category	Royalty Rate
ThermoGenesis Products or ThermoGenesis Services Covered by one or more of the BGTJ Manufacturing Patents	Seven and one half percent (7.5%)
ThermoGenesis Products or ThermoGenesis Services Not Covered by one or more of the BGTJ Manufacturing Patents	Five percent (5%)

4.3.    Additional Royalty Terms.

4.3.1.    Royalty Term. Subject to the remainder of this Section 4.3, royalties at the applicable rate set forth in the table included in Section 4.2 will be payable by ThermoGenesis to BGTJ on the aggregate Annual Net Sales of each ThermoGenesis Product or ThermoGenesis Service sold by ThermoGenesis or any of its Sublicensees in a Calendar Year from the First Commercial Sale of such ThermoGenesis Product or ThermoGenesis Service until the later to occur of (a) the expiration of the last Valid Patent Claim of the BGTJ Manufacturing Patents Covering such ThermoGenesis Product or ThermoGenesis Service in the country of Manufacture, sale, or use of such ThermoGenesis Product or ThermoGenesis Service and (b) the tenth (10th) anniversary of the First Commercial Sale of a ThermoGenesis Product or ThermoGenesis Service (the “Royalty Term”). All royalty payments are non-refundable and non-creditable. Upon expiration of a Royalty Term with respect to a ThermoGenesis Product or ThermoGenesis Service, the licenses granted to ThermoGenesis herein with respect to such ThermoGenesis Product or ThermoGenesis Service shall become perpetual, fully paid and royalty-free and ThermoGenesis shall no longer be subject to any obligations or restrictions related thereto.

4.4.    Other Amounts Payable. With respect to any amounts owed under this Agreement by ThermoGenesis to BGTJ for which no other invoicing and payment procedure is specified elsewhere in this Agreement, within thirty (30) days after the end of each Calendar Quarter, BGTJ will provide an invoice, together with reasonable supporting documentation, to ThermoGenesis for such amounts owed. ThermoGenesis will pay any undisputed amounts within thirty (30) days of receipt of the invoice, and any disputed amounts owed by ThermoGenesis will be paid within thirty (30) days of resolution of the Dispute.

4.5.     Payment Terms.

4.5.1.    Manner of Payment. All payments to be made by ThermoGenesis hereunder will be made in Dollars by wire transfer to such bank account as BGTJ may designate.

4.5.2.    Reports and Royalty Payments. All amounts payable to BGTJ pursuant to Section 4.2 will be paid within forty‑five (45) days after the end of each Calendar Quarter. Each such payment of royalties due to BGTJ will be accompanied by a written report showing in Dollars the amount of Annual Net Sales of ThermoGenesis Products or ThermoGenesis Services and royalty due for such Calendar Quarter. The report will include, at a minimum, the following information for the applicable Calendar Quarter, each listed by ThermoGenesis Product: (a) the number of units of each ThermoGenesis Product or the ThermoGenesis Service on which royalties are owed to BGTJ hereunder sold either by ThermoGenesis or its Sublicensees; (b) the gross amount received for such sales; (c) Annual Net Sales; (d) whether such ThermoGenesis Product or ThermoGenesis Service was Covered by one or more of the BGTJ Manufacturing Patents; and (e) the royalties owed to BGTJ.

4.5.3.     Records and Audits.

4.5.3.1.    ThermoGenesis will keep, and will cause its Sublicensees to keep, complete, true and accurate books and records in accordance with its Accounting Standards in relation to this Agreement, including in relation to Net Sales and royalties. ThermoGenesis will keep, and will cause its Sublicensees to keep, such books and records for at least three (3) years following the Calendar Year to which they pertain.

4.5.3.2.     BGTJ may, upon written request, in conjunction with an internationally‑recognized independent accounting firm (the “Auditor”), which is reasonably acceptable to ThermoGenesis, to inspect the relevant records of ThermoGenesis and its Affiliates to verify the payments made by ThermoGenesis and the related reports, statements and books of accounts, as applicable. Before beginning its audit, the Auditor will execute an undertaking reasonably acceptable to ThermoGenesis by which the Auditor agrees to keep confidential all information reviewed during the audit. The Auditor will have the right to disclose to BGTJ only its conclusions regarding any payments owed under this Agreement. ThermoGenesis and its Affiliates will make their records available for inspection by the Auditor during regular business hours at such place or places where such records are customarily kept, upon receipt of reasonable advance notice from BGTJ. The records will be reviewed solely to verify the accuracy of ThermoGenesis’s royalties and other payment obligations and compliance with the financial terms of this Agreement. Such inspection right will not be exercised more than once in any Calendar Year and not more frequently than once with respect to records covering any specific period of time. In addition, BGTJ will only be entitled to audit the books and records of ThermoGenesis for the three (3) Calendar Years prior to the Calendar Year in which the audit request is made. The Auditor will provide its audit report and basis for any determination to ThermoGenesis at the time such report is provided to BGTJ before it is considered final. In the event that the final result of the inspection reveals an undisputed underpayment or overpayment by ThermoGenesis, the underpaid or overpaid amount will be settled promptly. BGTJ will pay for such inspections, as well as its expenses associated with enforcing its rights with respect to any payments hereunder, except, if an underpayment of more than five percent (5%) of the total payments due hereunder for the applicable year is discovered, then the fees and expenses charged by the Auditor will be paid by ThermoGenesis.

4.5.4.     Currency Exchange. With respect to Annual Net Sales invoiced in Dollars, the Annual Net Sales and the amounts due to BGTJ hereunder will be expressed in Dollars. When conversion of payments from any foreign currency is required to be undertaken by ThermoGenesis, the Dollar equivalent will be calculated using average exchange rate, over the applicable quarter, calculated at the conversion rate as reported by the Wall Street Journal, Internet Edition (https://www.wsj.com/market-data/currencies), or an equivalent resource as agreed by the parties, on the last Business Day of the quarter in which the applicable Net Sales were made.

4.5.5.     Taxes.

4.5.5.1.    ThermoGenesis may withhold from payments due to BGTJ amounts for payment of any withholding tax that is required by Law to be paid to any taxing authority with respect to such payments. ThermoGenesis will provide BGTJ all relevant documents and correspondence, and will also provide to BGTJ any other cooperation or assistance on a reasonable basis as may be necessary to enable BGTJ to claim exemption from such withholding taxes and to receive a refund of such withholding tax or claim a foreign tax credit. ThermoGenesis will give proper evidence from time to time as to the payment of any such tax. The Parties will cooperate with each other in seeking deductions under any double taxation or other similar treaty or agreement from time to time in force. Such cooperation may include ThermoGenesis making payments from a single source in the U.S., where possible.

4.5.5.2.    Apart from any such permitted withholding and those deductions expressly included in the definition of Net Sales, the amounts payable hereunder will not be reduced on account of any taxes, charges, duties or other levies.

4.5.6.    Blocked Payments. In the event that, by reason of applicable Law in any country, it becomes impossible or illegal for ThermoGenesis to transfer, or have transferred on its behalf, payments owed to BGTJ hereunder, ThermoGenesis will promptly notify BGTJ of the conditions preventing such transfer and such payments will be deposited in local currency in the relevant country to the credit of BGTJ in a recognized banking institution designated by BGTJ or, if none is designated by BGTJ within a period of thirty (30) days, in a recognized banking institution selected by ThermoGenesis, as the case may be, and identified in a written notice given to BGTJ.

4.5.7.    Interest Due. ThermoGenesis will pay BGTJ interest on any undisputed payments that are not paid on or before the date such payments are due under this Agreement at a rate of one and one‑half percent (1.5%) per month or the maximum applicable legal rate, if less, calculated on the total number of days payment is delinquent.

4.6.    Mutual Convenience. The royalty and other payment obligations set forth hereunder have been agreed to by the Parties for the purpose of reflecting and advancing their mutual convenience, including the ease of calculating and paying royalties and other amounts to each Party.

5.            CONFIDENTIALITY AND PUBLICATION

5.1.    Nondisclosure and Non‑Use Obligations.

5.1.1.    All Confidential Information disclosed by one Party to the other Party under this Agreement will be maintained in confidence by the receiving Party and will not be disclosed to a Third Party or used for any purpose except pursuant to the licenses granted under this Agreement as otherwise set forth herein, without the prior written consent of the disclosing Party, except to the extent that such Confidential Information:

(a)    is known by the receiving Party prior to the time of its receipt, and that such information was acquired legally and not directly or indirectly through the disclosing Party, as documented by the receiving Party’s business records;

 (b)    is known to the public before its receipt from the disclosing Party, or thereafter becomes generally known to the public through no breach of this Agreement by the receiving Party or any Person who receives Confidential Information of the disclosing Party from or on behalf of the receiving Party, directly or indirectly as permitted by this Agreement;

 (c)    is subsequently disclosed to the receiving Party by a Third Party who is in rightful possession of such information and has the legal right to make such a disclosure; or

 (d)    is developed by the receiving Party independently of Confidential Information received from the disclosing Party, as documented by the receiving Party’s business records.

5.1.2.    For clarity, all unpublished information and data relating to the inventions claimed by the BGTJ Manufacturing Patents and the BGTJ Manufacturing Know‑How will be Confidential Information of BGTJ. Specific aspects or details of Confidential Information will not be deemed to be within the public domain or in the possession of the receiving Party merely because the Confidential Information is encompassed by more general information in the public domain or in the possession of the receiving Party. Further, any combination of Confidential Information will not be considered in the public domain or in the possession of the receiving Party merely because individual elements of such Confidential Information are in the public domain or in the possession of the receiving Party unless the combination and its principles are in the public domain or in the possession of the receiving Party.

5.1.3.    The existence and terms of this Agreement are hereby deemed to be the Confidential Information of each Party.

5.1.4.    Notwithstanding the obligations of confidentiality and non‑use set forth above, a receiving Party may provide Confidential Information disclosed to it and disclose the existence and terms of this Agreement, in each case, as may be reasonably required in order to perform its obligations or to exercise its rights under this Agreement, and specifically to (a) its Sublicensees, and their employees, directors, agents, subcontractors, consultants, or advisors to the extent necessary for the potential or actual performance of its obligations or exercise of its rights under this Agreement, in each case who are under an obligation of confidentiality with respect to such information that is no less stringent than the terms of this Section 5.1; (b) governmental or other Regulatory Authorities in order to obtain patents or perform its obligations or exercise its rights under this Agreement, provided that such Confidential Information will be disclosed only to the extent reasonably necessary to do so, and where permitted, subject to confidential treatment; (c) the extent required by Law, including by the rules or regulations of the United States Securities and Exchange Commission or similar regulatory agency in a country other than the United States or of any stock exchange or listing entity; and (d) with respect to the terms of this Agreement only, any bona fide actual or prospective acquirers, underwriters, investors, lenders or other financing sources and any bona fide actual or prospective collaborators, licensors, Sublicensees, licensees, subcontractors or strategic partners and to employees, directors, agents, consultants or advisers of such Third Party, in each case who are under obligations of confidentiality and non‑use with respect to such information that are no less stringent than the terms of this Section 5.1 (but of duration customary in confidentiality agreements entered into for a similar purpose). If a Party is required by Law to disclose Confidential Information of the other Party that is subject to the confidentiality or non‑disclosure provisions of this Section 5.1, such Party will promptly inform the other Party of the disclosure that is being sought in order to provide the other Party an opportunity to challenge or limit the disclosure. Notwithstanding Section 5.1.1, Confidential Information that is permitted or required to be disclosed will remain otherwise subject to the confidentiality and non‑use provisions of this Section 5.1. If either Party concludes that a copy of this Agreement must be filed with the United States Securities and Exchange Commission or similar regulatory agency in a country other than the United States, such Party will, a reasonable time prior to any such filing, provide the other Party with a copy of such agreement showing any provisions hereof as to which the Party proposes to request confidential treatment, will provide the other Party with an opportunity to comment on any such proposed redactions and to suggest additional redactions, and will take such Party’s reasonable comments into consideration before filing such agreement and use Commercially Reasonable Efforts to have terms identified by such other Party afforded confidential treatment by the applicable regulatory agency.

5.2.    Publication and Publicity.

5.2.1.    Publication. Except for disclosures permitted pursuant to Section 5.1, if ThermoGenesis wishes to make a publication or public presentation that contains the Confidential Information of BGTJ or BGTJ Manufacturing Technology under this Agreement, ThermoGenesis will deliver to BGTJ a copy of the proposed written publication or presentation at least sixty (60) days prior to submission for publication or presentation. BGTJ will have the right (a) to propose modifications to the publication or presentation for patent reasons or trade secret reasons or to remove Confidential Information of BGTJ, and ThermoGenesis will remove all Confidential Information of BGTJ if so requested by BGTJ and otherwise will incorporate BGTJ’s reasonable comments, including, if requested by BGTJ, incorporating appropriate attribution to BGTJ in publications or presentations related to ThermoGenesis Products or ThermoGenesis Services that were or are expected to be Developed or Manufactured using BGTJ Manufacturing Technology, or (b) to request a reasonable delay in publication or presentation in order to protect patentable information. If BGTJ requests a delay, ThermoGenesis will delay submission or presentation for a period of ninety (90) days (or such shorter period as may be mutually agreed by the Parties) to enable BGTJ to file patent applications protecting BGTJ’s rights in such information. With respect to any proposed publications or disclosures by investigators or academic or non‑profit collaborators, such materials will be subject to review under this Section 5.2.1 to the extent that ThermoGenesis has the right and ability to do so. ThermoGenesis will not submit or publish any article or other publication to or with any scientific journal or other publisher that requires, as a condition of publication, that ThermoGenesis agree to make available to the publisher or Third Parties any Materials, within the BGTJ Manufacturing Technology, that are the subject of the publication.

5.2.2.    Publicity. Except as set forth in Section 5.1, 5.2.1 or 5.3, the terms of this Agreement may not be disclosed by either Party, and neither Party will use the name, Trademark, trade name or logo of the other Party or its employees in any publicity, news release or other disclosure relating to this Agreement, its subject matter, or the activities of the Parties under this Agreement without the prior express written permission of the other Party, except (a) as may be required by applicable Law, including by the rules or regulations of the United States Securities and Exchange Commission or similar regulatory agency in any country other than the United States or of any stock exchange or listing entity, provided that the Party making such disclosure or use of the name, Trademark, trade name or logo of the other Party or its employees, gives the other Parties reasonable prior notice and otherwise complies with Section 5.1, or (b) as expressly permitted by the terms hereof.

5.3.    Press Release. Except as provided in Section 5.2 or this Section 5.3, neither Party will issue a press release or public announcement relating to this Agreement without the prior written approval of the other Party (such approval not to be unreasonably withheld, conditioned or delayed), except that a Party may (a) once a press release or other public statement is approved in writing by both Parties, make subsequent public disclosure of the information contained in such press release or other written statement without the further approval of the other Party, or (b) issue a press release or public announcement as required by applicable Law, including by the rules or regulations of the United States Securities and Exchange Commission or similar regulatory agency in a country other than the United States or of any stock exchange or listing entity; provided that in the case of (b), the Party issuing such press release gives reasonable prior notice to the other Party of and the opportunity to comment on the press release or public announcement, and otherwise complies with this Section 5. In the event that a Party wishes to issue a press release substantially contemporaneously with the Effective Date of this Agreement, it shall obtain written approval of the other Party on or before the Effective Date for such press release. The Parties acknowledge and agree that it is their intent to simultaneously issue press releases on or about the Effective Date and prior written approval therefor may be given by electronic mail.

6.             REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1.    Mutual Representations and Warranties as of the Effective Date. Each Party represents and warrants to the other Party that, as of the Effective Date:

6.1.1.    such Party is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation;

6.1.2.    such Party has all requisite corporate power and corporate authority to enter into this Agreement and to carry out its obligations under this Agreement;

6.1.3.    all requisite corporate action on the part of such Party, its directors and stockholders required by applicable Law for the authorization, execution and delivery by such Party of this Agreement, and the performance of all obligations of such Party under this Agreement, has been taken;

6.1.4.    the execution, delivery and performance of this Agreement, and compliance with the provisions of this Agreement, by such Party do not and will not: (a) violate any provision of applicable Law or any ruling, writ, injunction, order, permit, judgment or decree of any Governmental Authority, (b) constitute a breach of, or default under (or an event which, with notice or lapse of time or both, would become a default under) or conflict with, or give rise to any right of termination, cancellation or acceleration of, any agreement, arrangement or instrument, whether written or oral, by which such Party or any of its assets are bound, or (c) violate or conflict with any of the provisions of such Party’s organizational documents (including any articles or memoranda of organization or association, charter, bylaws or similar documents); and

6.1.5.    no consent, approval, authorization or other order of, or filing with, or notice to, any Governmental Authority or other Third Party is required to be obtained or made by such Party in connection with the authorization, execution and delivery by such Party of this Agreement.

6.2.    Additional BGTJ Representation and Warranty. BGTJ represents and warrants to ThermoGenesis that, as of the Effective Date:

6.2.1.    Infringement of Third Party Intellectual Property. To BGTJ’s knowledge, the use and practice by ThermoGenesis or its Sublicensee of the BGTJ Manufacturing Technology to Exploit ThermoGenesis Products or ThermoGenesis Services in the Field in the Territory in accordance with the terms and conditions of this Agreement will not constitute any infringement of any Patent or otherwise violate the intellectual property rights of any Third Party. Notwithstanding the foregoing, nothing in this Section 6 will be a deemed a representation or warranty that the Exploitation of the BGTJ Manufacturing Technology in combination with any technology or intellectual property of ThermoGenesis, any Affiliate of ThermoGenesis or any Third Party will not infringe any Patent of any Third Party (but only to the extent that such combination is the cause of such infringement).

6.2.2.    Absence of Claims and Proceedings.

6.2.2.1.    There is no claim or demand of any Person asserted against BGTJ that challenges the rights of BGTJ to use or license any of the BGTJ Manufacturing Technology.

6.2.2.2.    There are no pending reissue, reexamination, inter partes review, interference, opposition, litigation, or similar proceedings seeking to invalidate or otherwise challenge the BGTJ Manufacturing Patents, and BGTJ has not received written notice as of the Effective Date of any threat thereof.

6.2.2.3.    Neither BGTJ nor its Affiliates nor, to the knowledge of BGTJ, its subcontractors have received written notice of any claim, demand, proceedings, investigation, or other legal action of any nature pending or threatened by any Regulatory Authority or Third Party with respect to the BGTJ Manufacturing Technology.

6.2.2.4.    There is no judgment or settlement against or owed by BGTJ or its Affiliates related to the BGTJ Manufacturing Technology.

6.2.3.    Infringement by Third Party. To the knowledge of BGTJ, no Third Party is infringing or misappropriating the BGTJ Manufacturing Technology in derogation of the rights granted pursuant to this Agreement.

6.2.4.    Authority. BGTJ has sufficient legal or beneficial title and ownership of, or sufficient license rights under, the BGTJ Manufacturing Technology to grant the licenses thereto granted pursuant to this Agreement.

6.2.5.    Title to BGTJ Technology. During the Term, BGTJ will maintain exclusive ownership of all BTGJ Manufacturing Patents and will not assign, transfer, encumber, or otherwise grant any Third Party any rights with respect thereto that would adversely affect the rights granted to ThermoGenesis under this Agreement.

6.2.6.    Status of BGTJ Patent Rights. To the knowledge of BGTJ, each of the BGTJ Manufacturing Patents is in full force and effect, and all filing, maintenance, annuity, renewal, and other fees required to have been paid, have been so paid on or before the applicable date with respect to such Patents.

6.2.7.    Prosecution and Maintenance. BGTJ and its Affiliates have complied with all applicable Laws, including any duties of candor to applicable patent offices, in connection with the filing, prosecution, and maintenance of the BGTJ Manufacturing Patents. All BGTJ Manufacturing Patents have been duly filed and maintained and, to the knowledge of BGTJ, all patent applications therein are being diligently prosecuted.

6.3.    Warranty Disclaimer. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATION OR EXTENDS ANY WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, TO THE OTHER PARTY WITH RESPECT TO ANY PATENTS, KNOW‑HOW, MATERIALS, THERMOGENESIS PRODUCT, GOODS, SERVICES, RIGHTS OR OTHER SUBJECT MATTER OF THIS AGREEMENT AND HEREBY DISCLAIMS ALL IMPLIED WARRANTIES OF MERCHANTABILITY, NONINFRINGEMENT, AND FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO ANY AND ALL OF THE FOREGOING. EACH PARTY HEREBY DISCLAIMS ANY REPRESENTATION OR WARRANTY THAT THE DEVELOPMENT, MANUFACTURE OR COMMERCIALIZATION OF ANY THERMOGENESIS PRODUCT OR THERMOGENESIS SERVICE PURSUANT TO THIS AGREEMENT WILL BE SUCCESSFUL.

6.4.    Certain Covenants.

6.4.1.    Compliance. Each Party and its Affiliates and sublicensees will conduct the activities under this Agreement, including, as applicable, the Development, Manufacture and Commercialization of the ThermoGenesis Products or ThermoGenesis Services in the Territory, in accordance with all applicable Laws, including all applicable Laws related to anti-bribery, anti-corruption and export controls.

6.4.2.    No Debarment. Neither Party will use, in any capacity in connection with the performance of its obligations under this Agreement, any Person that has been debarred pursuant to Section 306 of the FD&C Act, as amended, or that is the subject of a conviction described in such section, or equivalent Laws applicable outside the United States. Each Party agrees to inform the other Party in writing immediately if it or any Person that is performing activities under this Agreement, is debarred or is subject to debarment or is the subject of a conviction described in Section 306 of the FD&C Act or equivalent Laws applicable outside the United States, or if any action, suit, claim, investigation or legal or administrative proceeding is pending or, to the best of the notifying Party’s knowledge, is threatened, relating to the debarment or conviction of the notifying Party or any Person or entity used in any capacity by such Party or any of its Affiliates in connection with the performance of its obligations under this Agreement.

7.             INDEMNIFICATION; LIMITATION OF LIABILITY; INSURANCE

7.1.    Indemnification by ThermoGenesis. ThermoGenesis will indemnify, hold harmless and defend BGTJ and its directors, officers, employees and agents (“BGTJ Indemnitees”) from and against any and all liabilities, damages, costs, fees and expenses (including reasonable attorneys’ fees and litigation expenses) (collectively, “Losses”) incurred in connection with Third Party claims or suits to the extent arising out of or resulting from, directly or indirectly, (a) any breach of, or inaccuracy in, any representation or warranty made by ThermoGenesis in this Agreement, or any breach or violation of any covenant, obligation, or agreement of ThermoGenesis in, or in the performance of, this Agreement, (b) the negligence, willful misconduct or fraud by or of ThermoGenesis or any of its Sublicensees, or any of their respective directors, officers, employees or agents in the performance of this Agreement, (c) any product liability or liability for death, illness, or personal injury concerning any ThermoGenesis Products or ThermoGenesis Services made, used, or sold by or on behalf of ThermoGenesis or any of its Sublicensees pursuant to this Agreement, or (d) an allegation that Development or Commercialization of any ThermoGenesis Product or ThermoGenesis Service made, used, or sold by or on behalf of ThermoGenesis or any of its Sublicensees infringes any Patent or misappropriates Know-How of any Third Party (but ThermoGenesis will have no obligation to indemnify the BGTJ Indemnitees for any Losses incurred in connection with such claims or suits to the extent they arise out of or result from, directly or indirectly, the use or practice of the BGTJ Manufacturing Technology to Exploit ThermoGenesis Products or ThermoGenesis Services in the Field in the Territory in accordance with the terms and conditions of this Agreement in the absence of any combination with any technology or intellectual property of ThermoGenesis, any Affiliate of ThermoGenesis or any Third Party that is the cause of such infringement or misappropriation). ThermoGenesis will have no obligation to indemnify the BGTJ Indemnitees to the extent that the Losses arise out of or result from, directly or indirectly, any matters for which BGTJ is obligated to indemnify ThermoGenesis under Section 7.2.

7.2.    Indemnification by BGTJ. BGTJ will indemnify, hold harmless, and defend ThermoGenesis and its directors, officers, employees and agents (“ThermoGenesis Indemnitees”) from and against any and all Losses incurred in connection with Third Party claims or suits to the extent arising out of or resulting from, directly or indirectly, (a) any breach of, or inaccuracy in, any representation or warranty made by BGTJ in this Agreement, or any breach or violation of any covenant, obligation, or agreement of BGTJ in, or in the performance of, this Agreement, (b) an allegation that the use and practice of the BGTJ Manufacturing Technology to Exploit ThermoGenesis Products or ThermoGenesis Services in the Field in the Territory in accordance with the terms and conditions of this Agreement infringes any Patent or misappropriates Know-How of any Third Party (but BGTJ will have no obligation to indemnify the ThermoGenesis Indemnitees for any Losses incurred in connection with claims or suits arising out of or resulting from, directly or indirectly, the use or practice of the BGTJ Manufacturing Technology in combination with any technology or intellectual property of ThermoGenesis, any Affiliate of ThermoGenesis or any Third Party to the extent such claims or suits arise out of or result from such combination), and (c) the negligence, willful misconduct or fraud by or of BGTJ, or any of their respective directors, officers, employees or agents in the performance of BGTJ’s obligations under this Agreement. BGTJ will have no obligation to indemnify the ThermoGenesis Indemnitees to the extent that the Losses arise out of or result from, directly or indirectly, any matters for which ThermoGenesis is obligated to indemnify BGTJ under Section 7.1.

7.3.    Indemnification Procedure. The Party entitled to indemnification under Section 7 (an “Indemnified Party”) will notify the Party potentially responsible for such indemnification (the “Indemnifying Party”) in writing promptly upon being notified of or having actual knowledge of any claim or claims asserted or threatened against the Indemnified Party that could give rise to a right of indemnification under this Agreement; provided, that the failure to give such notice will not relieve the Indemnifying Party of its indemnity obligation hereunder except to the extent that such failure materially prejudices the Indemnifying Party. If the Indemnifying Party has acknowledged in writing to the Indemnified Party that such Indemnifying Party is responsible for defending a claim, the Indemnifying Party will have the right to defend, at its sole cost and expense, such claim by all appropriate proceedings; provided, that the Indemnifying Party may not enter into any compromise or settlement unless (a) such compromise or settlement imposes only a monetary obligation on the Indemnifying Party and includes as an unconditional term thereof, the giving by each claimant or plaintiff to the Indemnified Party of a release from all liability in respect of such claim; or (b) the Indemnified Party consents to such compromise or settlement, which consent will not be unreasonably withheld, conditioned or delayed unless such compromise or settlement involves (i) any admission of legal wrongdoing by the Indemnified Party, (ii) any payment by the Indemnified Party that is not indemnified under this Agreement, or (iii) the imposition of any equitable relief against the Indemnified Party.  The Indemnified Party will cooperate with the Indemnifying Party and may participate in, but not control, any defense or settlement of any claim controlled by the Indemnifying Party pursuant to this Section 7.3 and will bear its own costs and expenses with respect to such participation; provided that the Indemnifying Party will bear such costs and expenses if counsel for the Indemnifying Party will have reasonably determined that such counsel may not properly represent both the Indemnifying Party and the Indemnified Party. If the Indemnifying Party does not elect to assume control of the defense of a claim or if a good faith and diligent defense, in the Indemnified Party’s reasonable opinion, is not being or ceases to be materially conducted by the Indemnifying Party, the Indemnified Party will have the right, at the expense of the Indemnifying Party, upon at least ten (10) Business Days’ prior written notice to the Indemnifying Party of its intent to do so, to undertake the defense of such claim for the account of the Indemnifying Party (with counsel reasonably selected by the Indemnified Party and approved by the Indemnifying Party, such approval not to be unreasonably withheld, conditioned or delayed); provided that the Indemnified Party will keep the Indemnifying Party apprised of all material developments with respect to such claim.  The Indemnified Party may not enter into any compromise or settlement without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed. The Indemnifying Party shall reimburse the Indemnified Party for reasonable and verifiable Losses, including fees and disbursements of counsel, incurred by the Indemnified Party in connection with any Third Party claim or suit, on a Calendar Year basis in arrears, without prejudice to the Indemnifying Party’s right to contest the Indemnified Party’s right to indemnification and subject to refund in the event the Indemnifying Party is ultimately held not to be obligated to indemnify the Indemnified Party.

7.4.    No Duplication of Remedies. To the extent any Party may have more than one remedy for any Losses incurred by it, it may pursue all available remedies, but in no event shall any Indemnified Party be entitled to duplicate compensation with respect to any claims for any breach of, or inaccuracy in, any representation or warranty made by the other Party in this Agreement, or any breach or violation of any covenant, obligation, or agreement in the performance of this Agreement.

7.5.    Limitation of Liability. NEITHER PARTY WILL BE LIABLE FOR SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES ARISING OUT OF THIS AGREEMENT, OR THE EXERCISE OF ITS RIGHTS OR THE PERFORMANCE OF ITS OBLIGATIONS HEREUNDER, INCLUDING LOST PROFITS ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF SUCH DAMAGES, EXCEPT AS A RESULT OF (A) A PARTY’S LIABILITY AS A RESULT OF A BREACH OF ITS CONFIDENTIALITY OR NON-DISCLOSURE OBLIGATIONS UNDER SECTION 5, (B) A PARTY’S GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR FRAUD OR (C) A PARTY’S INDEMNIFICATION OBLIGATIONS UNDER THIS SECTION 7.

7.6.    Insurance. Each Party will obtain and maintain insurance, at its cost, a reasonable program of insurance against liability and other risks associated with its activities and obligations under this Agreement (including, as applicable, the Commercialization of any ThermoGenesis Product, and its indemnification obligations) during the Term and for a period of at least five (5) years after the last commercial sale of any ThermoGenesis Product, with a reputable, solvent insurer in an amount appropriate for its business and products of the type that are the subject of this Agreement, and for its obligations under this Agreement. Promptly following a written request from one Party, the other Party will provide the first Party with evidence of the existence and maintenance of such insurance coverage.

8.             INTELLECTUAL PROPERTY

8.1.    Inventorship.

8.1.1.    Determination of Inventorship. For purposes of determining ownership pursuant to Section 8.2, inventorship for inventions and discoveries (including Know‑How) first made during the course of the performance of activities pursuant to this Agreement will be determined in accordance with United States patent Laws. For the avoidance of doubt, the inventors to be identified in a Patent shall be determined in accordance with the patent Laws of the territory or country of submission of the Patent.

8.1.2.    JRA Exception. Notwithstanding anything to the contrary in this Agreement, each Party will have the right to invoke the America Invents Act Joint Research Agreement exception codified at 35 U.S.C. § 102(c) (the “JRA Exception”) when exercising its rights under this Agreement, but only with prior written consent of the other Party in its sole discretion. In the event that a Party intends to invoke the JRA Exception, once agreed to by the other Party if required by the preceding sentence, it will notify the other Party and the other Party will cooperate and coordinate its activities with such Party with respect to any filings or other activities in support thereof. The Parties acknowledge and agree that this Agreement is a “joint research agreement” as defined 35 U.S.C. § 100(h).

8.2.     Ownership.

8.2.1.    BGTJ Manufacturing Technology. Subject to the licenses granted in this Agreement, BGTJ will retain all right, title and interest in the BGTJ Manufacturing Technology.

8.2.2.    ThermoGenesis IP. Subject to the licenses granted in this Agreement, ThermoGenesis will Control and retain all right, title and interest in any and all Patents, Know-How and other intellectual property rights that are in existence and Controlled by ThermoGenesis as of the Effective Date.

8.2.3.    Jointly-Owned Improvements. BGTJ and ThermoGenesis will jointly own all Jointly-Owned Improvements. Each Party will have an undivided one half interest in and to the Jointly-Owned Improvements. Each Party will exercise its ownership rights in and to such Jointly-Owned Improvements, including the right to license and sublicense or otherwise to Exploit, transfer or encumber its ownership interest, without an accounting or obligation to, or consent required from, the other Party, but subject to the licenses under this Agreement and the other terms and conditions of this Agreement. At the reasonable written request of a Party, the other Party will in writing grant such consents and confirm that no such accounting is required to effect the foregoing regarding Jointly-Owned Improvements. Each Party, for itself and on behalf of its Affiliates, licensees and sublicensees, and employees, subcontractors, consultants and agents of any of the foregoing, hereby assigns (and to the extent such assignment can only be made in the future hereby agrees to assign), to the other Party a joint and undivided interest in and to all Jointly-Owned Improvements

8.2.4.    Jointly-Owned Improvement Patents. To the extent that the United States patent Laws regarding inventorship or the patent Laws of another territory or country of submission of a Patent require a Party, its Affiliates, licensees, sublicensees, employees, subcontractors, consultants or agents of any of the foregoing, to be solely named as inventors on such Patent in such other territory or country for an invention that is deemed to be jointly owned with the other Party pursuant to Section 8.2.3, the Party, for itself and on behalf of its Affiliates, licensees and sublicensees, and employees, subcontractors, consultants and agents of any of the foregoing, hereby assigns (and to the extent such assignment can only be made in the future hereby agrees to assign), to the other Party an undivided, joint right, title, and interest in and to such Patent.

8.3.     Prosecution and Maintenance of Patents.

8.3.1.    BGTJ Manufacturing Patents. As between the Parties, BGTJ will have the sole right to Prosecute and Maintain in BGTJ’s name all BGTJ Manufacturing Patents.

8.3.2.     Jointly-Owned Improvement Patents.

8.3.2.1.    BGTJ will have the first right to Prosecute and Maintain in the names of both ThermoGenesis and BGTJ all Jointly-Owned Improvement Patents. BGTJ will furnish to ThermoGenesis, via electronic mail or such other method as mutually agreed by the Parties, copies of proposed filings and documents received from patent counsel in the course of Prosecuting and Maintaining the Jointly-Owned Improvement Patents, or copies of documents filed with the relevant national patent offices or other Governmental Authorities with respect to the Jointly-Owned Improvement Patents, and such other material documents related to the Prosecution and Maintenance of the Jointly-Owned Improvement Patents, in sufficient time prior to filing such document or making any payment due thereunder to allow for review and comment by ThermoGenesis. BGTJ will consider in good faith timely comments and recommendations made by ThermoGenesis in connection with such review, including comments and recommendations as to the countries in which to Prosecute or Maintain the Jointly-Owned Improvement Patents.

8.3.2.2.    In the event that BGTJ elects not to Prosecute and Maintain (or continue to Prosecute and Maintain, including filing a Patent claiming priority to a Patent prior to its issuance), any Jointly-Owned Improvement Patent, BGTJ will notify ThermoGenesis at least ninety (90) days before any such Jointly-Owned Improvement Patent would become abandoned, no longer available or otherwise forfeited, whereupon, at the written request of ThermoGenesis, the Parties will meet to discuss any such decision by BGTJ. ThermoGenesis will have the right (but not the obligation), at ThermoGenesis’s sole discretion, to assume ownership of such Jointly-Owned Improvement Patent. For any Jointly-Owned Improvement Patents so assumed by ThermoGenesis, BGTJ hereby assigns and agrees to assign any and all right, title, and interest to such Jointly-Owned Improvement Patent to ThermoGenesis, including the right to file or own applications for any Patent and any Patent issuing thereon. Upon ThermoGenesis’s request, BGTJ will provide all further cooperation that ThermoGenesis reasonably determines is necessary to give effect such ownership (including with respect to rights of priority), including executing and delivering further assignments, consents, releases, and other commercially reasonable documentation, and providing good faith testimony by affidavit, declaration, deposition, in person or other proper means and otherwise assisting ThermoGenesis in support of any effort by ThermoGenesis to establish, perfect, defend or enforce its rights in the applicable Jointly-Owned Improvement Patent.

8.3.3.    Patent Miscellaneous; Costs. Each Party hereby agrees: (a) to make its employees, agents and consultants reasonably available to the other Party (or to the other Party’s authorized attorneys, agents or representatives), to the extent reasonably necessary to enable such Party to undertake any Prosecution and Maintenance described in this Section 8.3; and (b) to reasonably cooperate in any such Prosecution and Maintenance by the other Party. Each Party will bear the costs incurred by such Party under this Section 8.3, regardless of which Party owns or Parties own a Patent to which such cost may be related.

8.4.     Third Party Infringement and Defense.

8.4.1.    Notices. If either Party believes or learns that an infringement, unauthorized use, misappropriation or ownership claim or threatened infringement or such other activity by a Third Party occurs with respect to any BGTJ Manufacturing Technology, or if a Third Party claims that any of the BGTJ Manufacturing Patents is invalid or unenforceable, the Party possessing such knowledge or belief will notify the other Party and provide it with details of such infringement or claim that are known by such Party.

8.4.2.    Defense and Enforcement. As between the Parties, the Party controlling the Prosecution and Maintenance of any Patent under Section 8.3 will have the sole right (but not the obligation), at its sole discretion, to defend against a declaratory judgment action or other action (such as a revocation proceeding or an opposition) challenging any such Patent or to seek to abate an infringement of any such Patent, including by enforcing the same and settling the same. All monies recovered upon the final judgment or settlement of any action described in this Section 8.4.2 will be retained by the controlling Party. Each Party will bear the costs incurred by such Party under this Section 8.4.2.

8.4.3.    Defense of Infringement Claims. In the event that a claim is brought against ThermoGenesis alleging the infringement, violation or misappropriation of any Third Party intellectual property right based, in whole or in part, on the use and practice of the BGTJ Manufacturing Technology to Exploit ThermoGenesis Products or ThermoGenesis Services in the Field in the Territory in accordance with the terms and conditions of this Agreement, the Parties shall promptly meet to discuss the defense of such claim, and the Parties shall, as appropriate, enter into a joint defense agreement with respect to the common interest privilege protecting communications in connection with such claim in a form reasonably acceptable to the Parties.

8.5.    Patent Extensions. With respect to any election for patent term restoration or extension, supplemental protection certificate or any of their equivalents, (a) ThermoGenesis will have the sole right to make any such decision relating to any Jointly-Owned Improvement Patents, and (b) BGTJ will have the sole right to make any such decision relating to any BGTJ Manufacturing Patents.

8.6.    Common Interest. All information exchanged between the Parties regarding the Prosecution and Maintenance, and enforcement and defense, of Patents under this Section 8 will be deemed Confidential Information of the disclosing Party. In addition, the Parties acknowledge and agree that, with regard to such Prosecution and Maintenance, and enforcement and defense, the interests of the Parties as collaborators and licensor and licensee are to obtain the strongest patent protection possible, and as such, are aligned and are legal in nature. The Parties agree and acknowledge that they have not waived, and nothing in this Agreement constitutes a waiver of, any legal privilege concerning the Patents under this Section 8, including privilege under the common interest doctrine and similar or related doctrines. Notwithstanding anything to the contrary contained herein, to the extent a Party has a good faith belief that any information required to be disclosed by such Party to the other Party under this Section 8 is protected by attorney‑client privilege or any other applicable legal privilege or immunity, such Party will not be required to disclose such information and the Parties will in good faith cooperate to agree upon a procedure (including entering into a specific common interest agreement, disclosing such information on a “for counsel eyes only” basis or similar procedure) under which such information may be disclosed without waiving or breaching such privilege or immunity.

8.7.    Patent Challenge. Prior to a Challenging Party instituting a Patent Challenge, the Challenging Party will give the other Party ninety (90) days’ advance written notice thereof. Promptly following the conclusion of any Patent Challenge, the Party who did not prevail will reimburse the prevailing Party for all reasonable costs, including costs, incurred by or on behalf of the prevailing Party in connection with such Patent Challenge. “Challenging Party” means the Party (a) who institutes a Patent Challenge, (b) whose Affiliate institutes a Patent Challenge or (c) who, or whose Affiliate, assists a Third Party in instituting a Patent Challenge. “Patent Challenge” means any action by or on behalf of ThermoGenesis or any of its Affiliates, or by a Third Party with ThermoGenesis’s assistance or with the assistance of an Affiliate of ThermoGenesis, brought against BGTJ, any of its Affiliates or any of its or their Third Party licensors challenging any of the BGTJ Manufacturing Patents, including an action for declaratory judgment, to declare or render invalid or unenforceable any of the relevant Patents, or any claim thereof.

8.8.    Infringement Mitigation.

8.8.1.    If the use or practice of the BGTJ Manufacturing Technology is ruled to infringe any Patent of any Third Party by any court of competent jurisdiction (but excluding the use or practice of the BGTJ Manufacturing Technology in combination with any technology or intellectual property of ThermoGenesis, any Affiliate of ThermoGenesis or any Third Party to the extent such infringement resulted from such combination), BGTJ shall, at BGTJ’s sole cost and expense use Commercially Reasonable Efforts to, at its discretion, either:

8.8.1.1.    procure for ThermoGenesis the right to continue to use and practice the BGTJ Manufacturing Technology to Exploit ThermoGenesis Products or ThermoGenesis Services in the Field in the Territory in accordance with the terms and conditions of this Agreement; or

8.8.1.2.    modify or replace all components, features and operations of the BGTJ Manufacturing Technology that cause such infringement to make the BGTJ Manufacturing Technology non-infringing while providing at least materially equal features, which modified or replacement components, features or operations shall constitute BGTJ Manufacturing Technology and be subject to the terms and conditions of this Agreement.

8.8.2.    If neither of the remedies set forth in Section 8.8.1 are possible notwithstanding BGTJ’s Commercially Reasonable Efforts, then ThermoGenesis may, by written notice to BGTJ secure the right for ThermoGenesis the non-exclusive right to Exploit such Patent (in a manner that is not adverse to BGTJ) so as to continue using the BGTJ Manufacturing Technology and deduct the reasonable out-of-pocket costs and expenses therefor, including license fees, royalties, and upfront fees actually paid by ThermoGenesis to such Third Party solely with respect to the relevant Patent.

9.            ACQUISITION

9.1.    Acquisition by ThermoGenesis. If BGTJ or any of its Affiliates desires to sell, transfer or otherwise dispose of a United States or foreign cell-manufacturing facility, business, or operation or all or any part of their interest in a cell manufacturing facility, business, or operation to a Third Party pursuant to a bona fide offer from the Third Party (the “Third Party Offer”), BGTJ or such Affiliate (the “Seller”) shall first offer to sell and convey such interest to ThermoGenesis (the “BGTJ Offer”) upon the same terms of the Third Party Offer before selling, transferring or otherwise disposing of such interest to the Third Party. The BGTJ Offer shall be in writing, shall be given to ThermoGenesis, and shall set forth the interest to be sold, the terms of the Third Party Offer, and all other material terms and conditions of the sale, transfer or other disposition. Within sixty (60) days after the delivery of the BGTJ Offer, ThermoGenesis shall deliver to the Seller a written notice either accepting or rejecting the offer. Failure to deliver said notice within said sixty (60) days conclusively shall be deemed a rejection of the BGTJ Offer. If ThermoGenesis elects to accept the BGTJ Offer, then the closing of the transaction shall be held in accordance with the offer and the Seller shall deliver to ThermoGenesis an assignment of the interest being sold by the Seller, and ThermoGenesis shall pay the purchase price prescribed in the offer. If ThermoGenesis does not accept the BGTJ Offer, or if ThermoGenesis accepts such offer but defaults in its obligation to purchase the interest, then the Seller within three hundred sixty-five (365) days after the delivery of the BGTJ Offer may sell such interest to the Third Party at a purchase price which is not less than the purchase price prescribed in the BGTJ Offer and upon the terms and valuation which are substantially the same as the terms and valuation set forth in the Third Party Offer, provided all other applicable requirements of this Agreement are complied with. If such sale to the Third Party does not occur, the provisions of this paragraph shall thereafter continue to be applicable.

10.           TERM AND TERMINATION

10.1.    Term. This Agreement will be effective as of the Effective Date and, unless terminated earlier as provided in this Section 10, will remain in effect until the expiration of the last to expire Royalty Term (the “Term”).

10.2.    Termination by ThermoGenesis for Convenience. At any time, ThermoGenesis may terminate this Agreement in its entirety, for any reason or no reason upon six (6) months’ prior written notice to BGTJ.

10.3.    Termination for Material Breach.

 10.3.1.     Material Breach.

10.3.1.1.    Subject to Section 10.3.2, BGTJ will have the right to terminate this Agreement in its entirety upon delivery of written notice to ThermoGenesis in the event of any material breach by ThermoGenesis of any material terms or conditions of this Agreement, provided that such termination will not be effective if such breach has been cured (a) within thirty (30) days after written notice thereof is given by BGTJ to ThermoGenesis in the event of a material breach that arises out of the failure to make a payment in accordance with the terms of this Agreement or (b) within ninety (90) days after written notice thereof is given by BGTJ to ThermoGenesis in the event of any other material breach. In all cases the notice from BGTJ to ThermoGenesis under this Section 10.3.1.1 will specify the nature of the alleged breach.

10.3.1.2.    Subject to Section 10.3.2, ThermoGenesis will have the right to terminate this Agreement in its entirety upon delivery of written notice to BGTJ in the event of any material breach by BGTJ of any material terms and conditions of this Agreement, provided that such termination will not be effective if such breach has been cured within ninety (90) days after written notice thereof is given by ThermoGenesis to BGTJ specifying the nature of the alleged breach.

10.3.2.    Disputed Breach. If the alleged breaching Party disputes in good faith the existence or materiality of a breach specified in a notice provided by the other Party in accordance with Section 10.3.1 and such alleged breaching Party provides the other Party notice of such dispute within the applicable cure period, then the non‑breaching Party will not have the right to terminate this Agreement under Section 10.3.1 unless and until the dispute resolution process set forth in Section 11.3 has been completed (including the cure periods set forth therein).

10.4.    Termination for Insolvency. If, at any time during the Term (a) a case is commenced by or against either Party under Title 11, United States Code, as amended, or analogous provisions of applicable Law outside the United States (the “Bankruptcy Code”) and, in the event of an involuntary case under the Bankruptcy Code, such case is not dismissed within thirty (30) days after the commencement thereof, (b) either Party files for or is subject to the institution of bankruptcy, liquidation or receivership proceedings (other than a case under the Bankruptcy Code), (c) either Party assigns all or a substantial portion of its assets for the benefit of creditors, (d) a receiver or custodian is appointed for either Party’s business, or (e) a substantial portion of either Party’s business is subject to attachment or similar process; then, in any such case ((a), (b), (c), (d) or (e)), the other Party may terminate this Agreement upon written notice to the extent permitted under applicable Law.

10.5.       Effect of Expiration.

10.5.1.    Licenses upon Expiration. Upon expiration of the Term in its entirety, the licenses granted to ThermoGenesis herein shall become perpetual, fully paid and royalty-free and ThermoGenesis shall no longer be subject to any obligations or restrictions related thereto.

10.6.      Effect of Certain Termination Events. Without limiting any other legal or equitable remedies that the terminating Party may have, upon termination of this Agreement by a Party pursuant to Sections 10.2, 10.3, or 10.4:

10.6.1.    Licenses. All licenses (and sublicenses) granted under Section 3 and other rights with respect to the BGTJ Manufacturing Technology will terminate. Upon BGTJ’s request, ThermoGenesis will provide written evidence of the termination of any agreement in which a sublicense under Section 3.1 was granted.

10.6.2.    Return of Confidential Information. Each Party will promptly return to the other Party (or as directed by such other Party destroy and certify to such other Party in writing as to such destruction) all of such other Party’s Confidential Information provided by or on behalf of such other Party hereunder that is in the possession or control of such Party (or any of its Affiliates, sublicensees (including Sublicensees) or subcontractors), except that such Party will have the right to retain one (1) copy of intangible Confidential Information of such other Party for legal purposes. Upon a Party’s request, the other Party will provide written evidence that all Confidential Information of the requesting Party was returned or destroyed by any Third Party granted access to such Confidential Information.

10.6.3.    Termination of Rights and Obligations. Except as set forth in this Section 10, all rights and obligations of the Parties under this Agreement will terminate as of the effective date of such termination.

10.6.4.    ThermoGenesis Insolvency. Upon termination of this Agreement by BGTJ pursuant to Section 10.4, all Jointly-Owned Improvements shall become solely owned by BGTJ.

10.7.      Survival. In addition to the expiration or termination consequences set forth in Sections 10.5 and 10.6, the following provisions will survive expiration or termination of this Agreement for any reason: Sections 1, 4.5 (but solely with respect to royalties owed hereunder that were accrued prior to the effective date of such termination or expiration), 5, 7, 8.1, 8.2, 8.4.2 (but solely with respect to Jointly-Owned Improvement Patents), 8.6, 9, and 11. Expiration or termination of this Agreement for any reason will neither relieve the Parties of any liability or obligation (including financial obligations) that accrued hereunder prior to the effective date of such termination or expiration, nor preclude either Party from pursuing all rights and remedies it may have hereunder or at law or in equity, with respect to any breach of this Agreement.

11.           MISCELLANEOUS

11.1.    Assignment. Except as provided in this Section 11.1, this Agreement may not be assigned or otherwise transferred, nor may any right or obligation hereunder be assigned or transferred, by either Party without the prior written consent of the other Party. Notwithstanding the foregoing, either Party may, without the other Party’s prior written consent, assign this Agreement and its rights and obligations hereunder in whole or in part to an Affiliate or to a party that acquires, by or otherwise in connection with, merger, sale of assets, reorganization or otherwise, all or substantially all of the business of the assigning Party to which the subject matter of this Agreement relates. Any permitted successor or assignee of any rights or obligation under this Agreement must expressly assume performance thereof. Notwithstanding, the assigning Party will remain responsible for the performance by its assignee of any obligation hereunder so assigned. An assignment to an Affiliate will terminate, and all rights so assigned will revert to the assigning Party, if and when such Affiliate ceases to be an Affiliate of the assigning Party. Any purported assignment in violation of this Section 11.1 will be void.

11.2.      Governing Law. The Agreement will be construed and the respective rights of the Parties determined in accordance with the substantive Laws of the State of New York, notwithstanding any provisions of New York Law or any other Law governing conflicts of laws to the contrary. The provisions of the United Nations Convention on Contracts for the International Sale of Goods will not apply to this Agreement or any subject matter hereof.

11.3.      Disputes.

11.3.1.    Disputes; Tolling.

 11.3.1.1.    Except as otherwise expressly set forth in this Agreement, disputes of any nature arising under, relating to, or in connection with this Agreement (“Disputes”) will be resolved pursuant to this Section 11.3.

 11.3.1.2.    The Parties agree that all applicable statutes of limitation and time based defenses (such as estoppel and laches) will be tolled once the dispute resolution procedures set forth in this Section 11.3 have been initiated and for so long as they are pending, and the Parties will cooperate in taking all actions reasonably necessary to achieve such a result. In addition, during the pendency of any Dispute under this Agreement initiated before the end of any applicable cure period, the time periods for cure as to any termination notice given prior to the initiation of arbitration will be tolled until the Parties have agreed that a material breach has occurred or the arbitrators have determined that a material breach has occurred; provided that if such breach can be cured by (i) the payment of money, then the defaulting Party will have an additional twenty (20) days after the Parties reach agreement or the defaulting Party’s receipt of the arbitral tribunal’s decision to cure the breach by paying such amount, or (ii) the taking of specific remedial actions, the defaulting Party will have a reasonably necessary period to diligently undertake and complete such remedial actions within such reasonably necessary period or any specific timeframe established by such arbitral tribunal’s decision to cure the breach.

11.3.2.    Dispute Escalation. In the event of a Dispute between the Parties, the Parties will first attempt to resolve such Dispute by negotiation and consultation between themselves. In the event that such Dispute is not resolved on an informal basis within forty five (45) days from receipt of the written notice of a Dispute, any Party may, by written notice to the other, have such Dispute referred to the Executive Officers (or their designee, which designee is required to have decision‑making authority on behalf of such Party), who will attempt to resolve such Dispute by negotiation and consultation for a forty five (45) day period following receipt of such written notice.

11.3.3.    Arbitration. Except as otherwise expressly set forth in this Agreement, in the event the Parties have not resolved such Dispute within forty five (45) days of receipt of the written notice referring such Dispute to the Executive Officers, either Party may at any time thereafter submit such Dispute to be finally settled by arbitration administered in accordance with the Rules of Arbitration of the International Chamber of Commerce by three (3) arbitrators appointed in accordance with such Rules. The arbitration will be governed by the Laws of the State of New York. The arbitration will be heard and determined by arbitrators who are retired judges or attorneys with at least ten (10) years of relevant experience in the pharmaceutical and biotechnology industry, each of whom will be impartial and independent. Such arbitration will take place in New York, New York. The arbitration award so given will, absent manifest error, be a final and binding determination of the Dispute, will be fully enforceable in any court of competent jurisdiction, and will not include any damages expressly prohibited by Section 7.4. All expenses and fees of the arbitrators and expenses for hearing facilities and other expenses of the arbitration will be borne equally by the Parties unless the Parties agree otherwise or unless the arbitrators in the award assess such expenses against one of the Parties or allocate such expenses other than equally between the Parties. Each of the Parties will bear its own counsel fees and the expenses of its witnesses except (i) to the extent otherwise provided in this Agreement or by Applicable Law or (ii) to the extent the arbitrators in their discretion determine for any reason to allocate such fees and expenses among the Parties in a different manner. Except in a proceeding to enforce the results of the arbitration or as otherwise required by Law, neither Party nor any arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written consent of both Parties. Notwithstanding the foregoing, any dispute, controversy or claim relating to the scope, validity, enforceability or infringement of any Patents Covering (a) the BGTJ Manufacturing Technology or (b) any ThermoGenesis Product or ThermoGenesis Service will be submitted to a court of competent jurisdiction in the region in which such patent was granted.

  11.3.4.    Injunctive Relief. Notwithstanding the dispute resolution procedures set forth in this Section 11.3, in the event of an actual or threatened breach of this Agreement, the aggrieved Party may seek provisional equitable relief (including restraining orders, specific performance or other injunctive relief), without first submitting to any dispute resolution procedures hereunder.

11.4.    Entire Agreement; Amendments. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof, and supersedes all previous arrangements with respect to the subject matter hereof, whether written or oral, including, effective as of the Effective Date, any confidential disclosure agreement(s) between BGTJ and ThermoGenesis (provided that all information disclosed or exchanged under such agreement(s) will be treated as Confidential Information disclosed hereunder). This Agreement may be amended, or any term hereof modified, only by a written instrument duly‑executed by authorized representatives of both Parties. The Schedules attached hereto may be amended, or any term hereof modified, only by a written instrument duly‑executed by authorized representatives of both Parties.

11.5.    Severability. If any provision hereof should be held invalid, illegal or unenforceable in any respect in any jurisdiction, the Parties will substitute, by mutual consent, valid provisions for such invalid, illegal or unenforceable provisions, which valid provisions in their economic effect are sufficiently similar to the invalid, illegal or unenforceable provisions that it can be reasonably assumed that the Parties would have entered into this Agreement with such valid provisions. In case such valid provisions cannot be agreed upon, the invalid, illegal or unenforceable nature of one or several provisions of this Agreement will not affect the validity of this Agreement as a whole, unless the invalid, illegal or unenforceable provisions are of such essential importance to this Agreement that it is to be reasonably assumed that the Parties would not have entered into this Agreement without the invalid, illegal or unenforceable provisions.

11.6.    Headings. The captions to the Sections hereof are not a part of this Agreement, but are merely for convenience to assist in locating and reading the several Sections hereof.

11.7.    Waiver of Rule of Construction. Each Party has had the opportunity to consult with counsel in connection with the review, drafting and negotiation of this Agreement. Accordingly, the rule of construction that any ambiguity in this Agreement will be construed against the drafting Party will not apply.

11.8.    Interpretation. Except where the context expressly requires otherwise, (a) the use of any gender herein will be deemed to encompass references to either or both genders, and the use of the singular will be deemed to include the plural (and vice versa); (b) the words “include”, “includes” and “including” will be deemed to be followed by the phrase “without limitation” and will not be interpreted to limit the provision to which it relates; (c) the word “shall” will be construed to have the same meaning and effect as the word “will”; (d) any definition of or reference to any agreement, instrument or other document herein will be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein); (e) any reference herein to any Person will be construed to include the Person’s successors and assigns; (f) the words “herein”, “hereof” and “hereunder”, and words of similar import, will be construed to refer to this Agreement in each of their entirety, as the context requires, and not to any particular provision hereof; (g) all references herein to Sections or Schedules will be construed to refer to Sections or Schedules of this Agreement, and references to this Agreement include all Schedules hereto; (h) the word “notice” means notice in writing (whether or not specifically stated) and will include notices, consents, approvals and other written communications contemplated under this Agreement; (i) provisions that require that a Party, the Parties or any committee hereunder “agree,” “consent” or “approve” or the like will require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise (but excluding e‑mail and instant messaging); (j) references to any specific law, rule or regulation, or article, section or other division thereof, will be deemed to include the then‑current amendments thereto or any replacement or successor law, rule or regulation thereof; and (k) the term “or” will be interpreted in the inclusive sense commonly associated with the term “and/or”. This Agreement has been prepared in the English language and the English language will control its interpretation. In addition, all notices and reports required or permitted to be given hereunder, and all written, electronic, oral or other communications between the Parties regarding this Agreement will be in the English language.

11.9.    No Implied Waivers; Rights Cumulative. No failure on the part of BGTJ or ThermoGenesis to exercise, and no delay in exercising, any right, power, remedy or privilege under this Agreement, or provided by statute or at Law or in equity or otherwise, will impair, prejudice or constitute a waiver of any such right, power, remedy or privilege or be construed as a waiver of any breach of this Agreement or as an acquiescence therein, nor will any single or partial exercise of any such right, power, remedy or privilege preclude any other or further exercise thereof or the exercise of any other right, power, remedy or privilege.

11.10.    Notices. All notices, deliveries and other communications pursuant to this Agreement will be in writing and in English, and will be deemed given if delivered personally, or delivered by globally recognized express delivery service to the Parties at the addresses set forth below or to such other address as the Party to whom notice is to be given may have furnished to the other Parties in writing in accordance herewith. Any such notice, delivery or communication will be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery and (b) in the case of a globally recognized express delivery service, on the Business Day that receipt by the addressee is confirmed pursuant to such delivery service’s systems:

If to BGTJ, to:	Boyalife Genomics Tianjin Ltd. Emma Li Chief Operating Officer Email: emma.li@boyalife.com
With a copy to (which will not constitute notice):	CEO’s Office Boyalife Group Ltd 800 Jiefang Road East, 14th FL Wuxi City, Jiangsu, China 214002 Attention: Gengxing Guo Email: gengxing.guo@boyalife.com
If to ThermoGenesis, to:	ThermoGenesis Holdings, Inc. 2711 Citrus Road Rancho Cordova, California 95742 Attention: Wendy Samford Telephone: (916) 858-5118 Email: wsamford@thermogenesis.com
With a copy to (which will not constitute notice):	Foley & Lardner LLP 3000 K Street, N.W., Suite 600 Washington, D.C. 20007 Attention: Andrew Rawlins Telephone: (202) 672-5349 Email: ARawlins@foley.com

Each of the Parties will hereafter notify the other in accordance with this Section 11.10 of any change of address to which notices and other communications are to be sent.

11.11.    Compliance with Export Regulations. Neither Party will export any technology licensed by it to the other Party or to it by the other Party under this Agreement except in compliance with applicable export Laws and regulations.

11.12.    Force Majeure. Neither Party will be held liable to the other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in performing any obligation under this Agreement to the extent that such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party and which it could not have mitigated, avoided, or prevented the non-performance through the exercise of reasonable care and precautions, potentially including embargoes, war, acts of war (whether war be declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, fire, earthquakes, floods, or other acts of God. The affected Party will notify the other Party of such force majeure circumstances as soon as reasonably practical, and will promptly undertake Commercially Reasonable Efforts to cure such force majeure circumstances and resume performance of its obligations hereunder.

11.13.    Independent Parties. It is expressly agreed that BGTJ and ThermoGenesis will be independent contractors and that the relationship between BGTJ and ThermoGenesis will not constitute a partnership, joint venture or agency. BGTJ will not have the authority to make any statements, representations or commitments of any kind, or to take any action, that will be binding on ThermoGenesis, without the prior written consent of ThermoGenesis, and ThermoGenesis will not have the authority to make any statements, representations or commitments of any kind, or to take any action, which will be binding on BGTJ, without the prior written consent of BGTJ.

11.14.    Expenses. Except as otherwise provided herein, all fees, costs and expenses (including any legal, accounting and banking fees) incurred in connection with the preparation, negotiation, execution and delivery of this Agreement and to consummate the transactions contemplated hereby will be paid by the Party hereto incurring such fees, costs and expenses.

11.15.    Counterparts. The Agreement may be executed in two or more counterparts, including by facsimile or PDF signature pages, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

11.16.    Binding Effect; No Third Party Beneficiaries. As of the Effective Date, this Agreement will be binding upon and inure to the benefit of the Parties and their respective permitted successors and permitted assigns. No Person other than the Parties and their respective Affiliates and permitted assignees hereunder will be deemed an intended beneficiary hereunder or have any right to enforce any obligation of this Agreement.

11.17.    Further Assurances. The Parties agree to reasonably cooperate with each other in connection with any actions required to be taken in furtherance of their respective obligations under this Agreement, including (a) furnishing to each other such further information; (b) executing and delivering to each other such other documents; and (c) doing such other acts and things (including working collaboratively to correct any clerical, typographical, or other similar errors in this Agreement), all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

Boyalife Genomics Tianjin Ltd.	ThermoGenesis Holdings, Inc.
BY: /s/ Emma Li NAME: Emma Li TITLE: Chief Operating Officer	BY: /s/ Jeff Cauble NAME: Jeff Cauble TITLE: Chief Financial Officer